

05041533

BEST AVAILABLE COPY

AM 5-17-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 0 3 2005
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 S. Figueroa Street, Suite 1275
(No. and Street)

Los Angeles CA 90071
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William K. Doyle (213) 627-3300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder + Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd, Suite 490 Encino, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Los Angeles } SS.

Subscribed and sworn to (or affirmed) before me on this 25th day of April, 20 05, by William K. Doyle (Signer), personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



RUBEN AVITIA
Comm. # 1365880
NOTARY PUBLIC - CALIFORNIA
Los Angeles County
My Comm. Expires Aug. 13, 2006

NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is optional. However, it may prove valuable and could prevent fraudulent attachment of this form to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- ☐ INDIVIDUAL
- ☒ CORPORATE OFFICER

  Managing Partner
  TITLE(S)
- ☐ PARTNER(S)
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ SUBSCRIBING WITNESS
- ☐ OTHER: __________

ABSENT SIGNER (PRINCIPAL) IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

Kerlin Capital Group, LLC

DESCRIPTION OF ATTACHED DOCUMENT

Annual Audited Report
TITLE OR TYPE OF DOCUMENT

2 Pages
NUMBER OF PAGES

Apr. 25, 2005
DATE OF DOCUMENT

N/A
OTHER

RIGHT THUMBPRINT OF SIGNER



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J 01/05

VALLEY-SIERRA, 800-362-3369



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

April 25, 2005

NASD
c/o Rachel Posner
Los Angeles District Office
300 South Grand Avenue, Suite 1600
Los Angeles, CA 90071

Dear Madam:

RE: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC, and we performed their 2004 annual audit.

This letter is to confirm that the company does not hold customer funds, and therefore, Information Relating to Possession or Control Requirements is not applicable. This is in accordance with the Kerlin Capital Group's exemption to SEC rule 15c3-3(k)2(i) as specified in Kerlin's Membership Agreement with NASD Regulation, Inc. dated February 26, 2001.

Should you have any questions, please do not hesitate to contact us.

Very truly yours,

Rose. Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610